Exhibit 99.1

Nano Labs Ltd Announces up to US$25.0 Million Share Repurchase Program

HONG KONG, October 15, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$25.0 million worth of its shares within the next 12 months, subject to market conditions.

Under the share repurchase program, the Company may periodically repurchase its ordinary shares through open market transactions, privately negotiated transactions, block trades or any combination thereof in compliance with applicable securities laws and the Company’s insider trading policy. The number of ordinary shares to be repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and/or size. The Company plans to fund the repurchases from its existing cash balance and proceeds from liquidation of crypto assets.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these terms or other similar expressions. Forward-looking statements appear in a number of places in this press release and in our public filings with the SEC and include, but are not limited to, statements regarding (i) that we will sell shares of Class A Ordinary Shares, if any, in the Offering and the price at which any such Shares will be sold, (ii) that investors who buy Shares at different times in the Offering will likely pay different prices, (iii) the proposed use of proceeds, if any, from the Offering, and (iv) the Company’s ability to successfully execute its BNB and crypto asset strategic plan, including, but not limited to the market liquidity constraints and price volatility that may increase costs of the strategic plan, such as acquisition costs. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed by the Company with the SEC on April 11, 2025 and other documents filed by the Company from time to time with the SEC, including the Company’s Reports of Foreign Private Issuer on Form 6-K and other documents filed with the SEC. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com